UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Amendment #5)
                    Under the Securities Exchange Act of 1934

                         St. Lawrence Seaway Corporation
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    791162100
                                 (CUSIP Number)

                            Ronald Alan Zlatniski -
         4206 Cypress Grove Lane, Greensboro, NC 27455, (919) 403-3018
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 31, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d -7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No...   791162100

1.   Names of Reporting Persons.

          Ronald Alan Zlatniski
          Virginia A. Zlatniski

I.R.S. Identification Nos. of above persons (entities only).

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
               (a) [ ]
               (b) [ ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)  PF

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)...................................

6.   Citizenship or Place of Organization.  US

Number of                 7.  Sole Voting Power.......................    39,663
Shares Beneficially
Owned by                  8.  Shared Voting Power.....................    40,663
Each Reporting
Person With               9.  Sole Dispositive Power..................    39,663

                         10.  Shared Dispositive Power................    40,663

11.  Aggregate Amount Beneficially Owned by Each Reporting Person........ 40,663

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                   ......

13.  Percent of Class Represented by Amount in Row (11)
     (based on 518,736 shares of common stock outstanding)...............   7.8%

14.  Type of Reporting Person (See Instructions).........................     IN

Item 1. Security and Issuer

This filing relates to the common stock of St. Lawrence Seaway Corporation


Item 2. Identity and Background

This statement is filed on behalf of Mr. Ronald Alan Zlatniski, ("Mr. Zlatniski") a United States citizen, who resides at 4206 Cypress Grove Lane, Greensboro, NC 27455. Mr. Zlatniski has been employed in the banking and securities industry for the past 16 years. He is currently employed with Franklin Street Partners, 1450 Raleigh Rd., Chapel Hill, NC 27517.

Mr. Zlatniski is also the sole officer and stockholder of two North Carolina corporations, Carolina Tea Company and Carolina Chocolate, Ltd., both with the business address of 731 Prince Rd., Greensboro, NC27455. During the last five years, Mr. Zlatniski has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the same past five years.

Mr. Zlatniski has also made 13D filings in the past with regards to Pyramid Oil
(PYOL) and the Million Dollar Saloon (MLDS), Women's Golf Unlimited (WGLF), Burke Mills, Inc. (BMLS). Mr. Zlatniski also actively manages his own personal investment portfolio.

Mrs. Virginia Zlatniski, wife of Mr. Ronald Zlatniski is currently employed by Oates & Co. of Greensboro, N.C. During the last five years, Mrs. Virginia A Zlatniski has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the same past five years.


Item 3. Source and Amount of Funds or Other Consideration

All purchases were made with personal funds held in an investment account at TDAmeritrade.


Item 4. Purpose of Transaction

Mr. Zlatniski's investment in St. Lawrence Seaway Corporation (the "Company") had been intended for investment purposes only; however, since then Mr. Zlatniski has taken a more active role and won the vote of a majority of shareholders to become a member of the board of directors of the Company and became a board member on August 31, 2007.

Item 5. Interest in Securities of the Issuer

Mr. Zlatniski owns 7.8% of the outstanding common stock of the Company based upon 518,736 shares outstanding as of September 5, 2007. Mr. Zlatniski owns 39,663 shares held in a personal brokerage account. Virginia A. Zlatniski, wife of Mr. Ronald Zlatniski owns 1,000 shares. Mr. and Mrs. Zlatniski have not bought or sold any securities of the Company since their last 13D filing.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Ronald Zlatniski and Mrs. Virginia Zlatniski have verbally agreed and intend to vote any proxies or act on any shareholder matters as one group.